SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2018

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.       English translation of a letter dated March 9, 2018 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores).

FREE TRANSLATION

Buenos Aires, March 9, 2018

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

Dear Sirs,

RE: Anticipation of the second dividend installment to be made available

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) in relation to our Relevant Matter of January 31, 2018 (published under number 4-554741-D).

In relation with the referenced Relevant Matter it was informed that, according to the faculties delegated by the Shareholders´ Meeting, the Board of Directors of Telecom Argentina in its meeting Nº 367 resolved to withdraw the amount of AR$9,729,418,019 from the ‘Reserve for Future Cash Dividends’ and to distribute that amount as cash dividends in two installments, the first of them was made available to the shareholders on February 15, 2018.

With respect to the second dividend installment, that amounts to AR$6,866,418,019 (the “second dividend installment”), the Board of Directors in its meeting Nº 367 resolved that it would be made available on April 30, 2018, being the Board of Directors able to anticipate such payment if it deems appropriate in the future.

Later, the Board of Directors of Telecom Argentina in its meeting Nº 368 dated March 7, 2018 decided to anticipate the date when the second dividend installment will be made available to March 27, 2018 or in the prior date that the Chairman of the Company determines.

As a consequence, we hereby inform that, in the use of the faculties that the Board of Directors delegated on its meeting Nº 368, the Chairman of the Company resolved that the second dividend installment for an amount of AR$6,866,418,019 coming from the withdrawal of the “Reserve for Future Cash Dividends” will be made available on March 21, 2018.

The amount of the dividend that will be paid in this opportunity represents 318.82% of the outstanding capital (AR$2,153,688,011) and of the nominal value of its representative shares.

Sincerely,

Telecom Argentina S.A.

/s/ Gabriel P. Blasi
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	March 9, 2018	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations